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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Skynet Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

830869103

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for Lancer Management Group II, LLC, Lancer
Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, LP. c/o
David E. Wells, Esq., Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500,
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830869103			Page 2 of 9 Pages

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 14,572,139* Shares of Common Stock

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 14,572,139* Shares of Common Stock

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,572,139* Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.77%**

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 830869103	SCHEDULE 13D	Page 3 of 9 Pages

*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock, par value $.0001 per share (the “Common Stock”) with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities (defined below) have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement. The aggregate number of shares of the Common Stock and the percentage of ownership of the Common Stock reported in this Schedule 13D includes (i) 511,000 shares of Common Stock issued to Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”); (ii) 49,000 shares of Common Stock beneficially owned by Omnifund a British Virgin Islands international business company (“Omnifund”) ; (iii) 660,000 shares of Series A Preferred Stock issued to Lancer Offshore which were automatically convertible to Common Stock on November 9, 2001; (iv) 200,000 shares of Series A Preferred Stock issued to Omnifund which were automatically convertible to Common Stock on November 9, 2001; and (v) 13,152,139 shares of Common Stock issuable upon the conversion of a $9,000,000 loan (the “Loan”) pursuant to the Loan Agreement (the “Loan Agreement”) dated as of November 9, 1999 among Skynet Holdings, Inc., a Delaware corporation (the “Issuer”), Michael Lauer, Lancer Partners, L.P., a Connecticut limited partnership (“Lancer Partners”) and Lancer Offshore. The aggregate number of shares of Common Stock reported in this Schedule 13D does not include (i) any warrants which might have been issued by the Issuer to the Receivership Entities, or (ii) 440,000 shares of Series A Preferred Stock which might have been issued to Lancer Partners.

**	This figure was calculated based upon 36,640,697 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 20,636,190 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of January 31, 2000 according to the Issuer’s 10-Q filing for the period ended December 31, 1999, plus (ii) 2,852,368 shares of Common Stock which presumably were issued upon the automatic conversion of all of the Issuer’s Series A Convertible Preferred Stock outstanding as of January 31, 2000, plus (iii) 13,152,139 shares of Common Stock issuable upon the conversion of the Loan into Common Stock.

CUSIP No. 830869103	SCHEDULE 13D	Page 4 of 9 Pages

     Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited liability company (“LMG II”), Lancer Offshore and Omnifund, and as the party in control of Lancer Partners (LMG II, Lancer Offshore, Omnifund and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) pursuant to an action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH hereby files this statement on Schedule 13D (this “Schedule 13D”) to report the acquisition of beneficial ownership of Common Stock of Skynet Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The last know principal executive offices of the Issuer were located at 6165 Barfield Road, Suite 200, Atlanta, GA 30328.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore, Omnifund and Lancer Partners.

     LMG II is a Connecticut limited liability company. The stated business purpose of LMG II is to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Omnifund is an international business company organized under the laws of the British Virgin Islands. Omnifund was originally incorporated and formerly known as The Orbiter Fund, Ltd. (“Orbiter Fund”). The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal

CUSIP No. 830869103	SCHEDULE 13D	Page 5 of 9 Pages

address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. On March 27, 2002, The Viator Fund, Ltd., an international business company organized under the laws of the British Virgin Islands (“Viator Fund”), was merged with and into Omnifund.

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d) and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of LMG II, Lancer Offshore and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the

CUSIP No. 830869103	SCHEDULE 13D	Page 6 of 9 Pages

Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 14,572,139 shares of Common Stock which represents 39.77% of 36,640,697 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 20,636,190 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of January 31, 2000 according to the Issuer’s 10-Q filing for the period ended December 31, 1999, plus (ii) 2,852,368 shares of Common Stock which presumably were issued upon the automatic conversion of all of the Issuer’s Series A Convertible Preferred Stock outstanding as of January 31, 2000, plus (iii) 13,152,139 shares of Common Stock issuable upon the conversion of the Loan into Common Stock.

     The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based solely upon a review of original stock certificates in the custody of the Reporting Person. The Reporting Person has custody of 511,000 shares of Common Stock registered to Lancer Offshore, 46,500 shares of Common Stock registered to the Orbiter Fund, and 2,500 shares of Common Stock issued to the Viator Fund. The Reporting Person has custody of 660,000 shares of the Issuer’s Series A Convertible Preferred Stock issued to Lancer Offshore and 200,000 shares of the Issuer’s Series A Convertible Preferred Stock issued to the Orbiter Fund. Each share of the Issuer’s Series A Convertible Preferred Stock is automatically convertible into one share of Common Stock. The aggregate number of shares of Common Stock also includes 13,152,139 shares of Common Stock which would be issuable upon the conversion of the Loan. The Reporting Person has been unable to obtain any information from the transfer agent for the Issuer (or from the Issuer directly) relating to any securities issued to the Receivership Entities by the Issuer.

CUSIP No. 830869103	SCHEDULE 13D	Page 7 of 9 Pages

     Pursuant to the Loan Agreement Lancer Partners, Lancer Offshore and Michael Lauer loaned the Issuer the Loan which matured on February 9, 2001. The Loan contemplated advances in the following manner: $7,000,000 from Lancer Offshore, $1,000,000 from Lancer Partners and $1,000,000 from Michael Lauer. The Loan is convertible into Common Stock at a price of $1.00 per share. The Loan bears an interest rate of 10% per annum and a default interest rate of 12% per annum. Assuming no conversions of debt to Common Stock prior to December 20, 1999 and based on a default date of February 9, 2001, as of February 24, 2004, the principal amount due and payable to Lancer Partners and Lancer Offshore by the Issuer would be approximately $13,152,139.42.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 14,572,139 shares of Common Stock of the Issuer described in this Schedule 13D.

     (c) There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person has found evidence in its records of the following contracts, arrangements, understandings or relationships (legal or otherwise) between the Receivership Entities and any person, with respect to any securities of the Issuer:

(a)	Loan Agreement dated as of November 9, 1999 among the Issuer, Michael Lauer, Lancer Partners and Lancer Offshore, for an aggregate loan of $9,000,000. The principal amount of the loan was convertible at $5.00 per share into common stock prior to December 20, 1999 and $1.00 per share after December 20, 1999 or upon the occurrence of an “Event of Default.”;

CUSIP No. 830869103	SCHEDULE 13D	Page 8 of 9 Pages

(b)	Promissory Note dated May 1, 2000 for $900,000 issued to the Viator Fund.

     The Reporting Person has also found evidence of an additional loan to the Issuer from Lancer Offshore in the amount of $1,500,000, an additional loan to the Issuer from the Orbiter Fund in the amount of $1,600,000, and references to the existence of additional warrants issued to the Receivership Entities. The Reporting is still in the process of locating documentation with respect to these warrants.

     Additionally, based on the Voluntary Petition filed by the Issuer in the United States Bankruptcy Court for the Northern District of Georgia on January 1, 2001, the Issuer lists the total loan claims of the Receivership Entities to be $12,594,167.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 830869103	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2004.	/s/ Marty Steinberg Marty Steinberg, as Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, L.P.